SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

January 25, 2011

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Announcement of LM Ericsson Telephone Company, dated January 25, 2011 regarding “ERICSSON REPORTS FOURTH QUARTER RESULTS”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ NINA MACPHERSON
Nina Macpherson
Senior Vice President and General Counsel

By:	/s/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: January 25, 2011

FOURTH QUARTER REPORT

January 25, 2011

ERICSSON REPORTS FOURTH QUARTER RESULTS

“Group sales in the quarter increased 8% year-over-year and 32% sequentially mainly driven by a strong development in mobile broadband” says Hans Vestberg, President and CEO of Ericsson (NASDAQ:ERIC). “Sales in the quarter for comparable units, adjusted for currency and hedging, increased 7% year-over-year. Adjusted cash flow in the quarter was strong at SEK 16.2 (13.6) b. and SEK 29.8 (28.7) b. for the full year.

Sales growth returned during the second half of the year and cash conversion for the full year amounted to 112%. Net income 2010 increased 172% to SEK 11.2 (4.1) b. mainly due to improvements in earnings in Sony Ericsson and less restructuring charges. The Board of Directors proposes a dividend for 2010 of SEK 2.25 (2.00).

Sales in Networks increased 14% year-over-year and 40% sequentially, primarily driven by increased demand for mobile broadband and investments in 2G expansions in China. While the supply of components has normalized during the quarter, we are still not fully meeting the increased demand on certain mobile broadband products.

Global Services sales decreased -1% year-over-year and increased 20% sequentially. The year-over-year decline is a result of lower levels of network rollout following the industry wide component shortage earlier in the year as well as a negative impact from a strong SEK. Managed services grew 5% year-over-year and with 16 contracts signed in the quarter, the positive business momentum remains unchanged. Multimedia sales recovered and grew 3% year-over-year and 50% sequentially with positive development within revenue management.

2010 marks the first year of 4G/LTE and we have established a clear lead in this area. Our strategy to strengthen our position in key markets such as the US and Korea as well as increased footprint in the ongoing network modernization has also been successful during the year. Although network modernization projects, along with the 3G rollouts in India, puts initial pressure on gross margin these projects are important parts of our efforts to strengthen our platform for continued long-term growth and profitability.

In 2010, mobile broadband subscriptions increased 30% to approximately 500 million, still only representing some 10% of total mobile subscriptions. We expect the strong uptake for mobile broadband to continue in 2011, with number of mobile broadband subscriptions expected to double and hit one billion already this year. This will be driven by more smartphone devices, including entry level smartphones as well as tablets. Mobile data traffic is forecasted to almost double annually over the coming years. We are well positioned to support our customers in meeting the changing consumer behavior,” concludes Hans Vestberg.

	Fourth quarter			Third quarter		Full year
SEK b.	2010	2009	Change	2010	Change	2010	2009	Change
Net sales	62.8	58.3	8%	47.5	32%	203.3	206.5	-2%
Gross margin	37%	35%	—	39%	—	38%	36%	—
EBITA margin excl JVs1)	15%	15%	—	16%	—	14%	14%	—
Operating income excl JVs	8.4	7.5	12%	6.2	36%	24.4	24.6	0%
Operating margin excl JVs	13%	13%	—	13%	—	12%	12%	—
Ericsson’s share in earnings in JVs	-0.3	-0.4	—	0.0	—	-0.7	-6.1	—
Income after financial items	7.8	6.7	18%	6.1	29%	23.1	18.8	23%
Net income	4.4	0.7	504%	3.6	23%	11.2	4.1	172%
EPS diluted, SEK	1.34	0.10	—	1.14	—	3.46	1.14	—
Adjusted operating cash flow2)	16.2	13.6	—	12.7	—	29.8	28.7	—
Cash flow from operations	15.2	12.5	—	11.8	—	26.6	24.5	—
Restructuring charges excl JVs	1.7	4.2	—	0.9	—	6.8	11.3	—

All numbers, excl. EPS, Net income and Cash flow from operations, excl. restructuring charges.

1)	EBITA – Earnings before interest, tax, amortizations and write-downs of acquired intangibles.
2)	Cash flow from operations excl. restructuring cash outlays that have been provided for. Cash outlays in the fourth quarter 2010 were SEK 1.0 (1.1) b.

1

FINANCIAL HIGHLIGHTS

Income statement and cash flow

Sales in the quarter amounted to SEK 62.8 (58.3) b., up 8% year-over-year and 32% sequentially. Sales for comparable units, adjusted for currency exchange rate effects and hedging, increased 7% year-over-year. The year-over-year net impact of currency exchange rate effects and hedging was negative.

Sales for the full year amounted to SEK 203.3 (206.5) b., down -2% year-over-year. Sales for the full year for comparable units, adjusted for currency exchange rate effects and hedging, decreased -7%. The net impact of currency exchange rate effects and hedging in 2010 was slightly negative.

For the full year hardware sales were 37% (36%) and software sales were 24% (26%) of total sales while services sales accounted for the remaining part 39% (38%).

Gross margin in the quarter, excluding restructuring, increased year-over-year to 37% (35%) and was down from 39% sequentially. Gross margin in the quarter was positively impacted year-over-year by cost reductions and a lower proportion of services sales of 36% (40%). Sequentially, gross margin declined due to business mix with a higher proportion of hardware sales related to increased rollout projects including initial 3G rollouts in India, and network modernization projects.

Full year gross margin, excluding restructuring, increased to 38% (36%), due to business mix with upgrades and expansions and cost reductions.

R&D expenses for the full year amounted to SEK 29.9 (27.0) b. In the planning assumptions for 2010 R&D expenses were estimated to be at around SEK 28-30 b. The increase from 2009 is a result of higher investments in certain R&D areas and the acquired Nortel and LG-Ericsson operations, including amortizations of the acquired intangible assets. Selling and general administrative expenses (SG&A) decreased in relation to sales both in the quarter and for the full year.

Operating expenses for the quarter amounted to SEK 15.2 (14.0) b., excluding restructuring charges. Operating expenses for the full year amounted to SEK 55.2 (52.9) b., excluding restructuring. This is mainly a result of added operating expenses from the acquired Nortel and LG-Ericsson operations.

Other operating income and expenses were SEK 0.6 (0.9) b. in the quarter and SEK 2.0 (3.1) b. for the full year.

Operating income, excluding joint ventures and restructuring charges, amounted to SEK 8.4 (7.5) b. in the quarter. Operating margin was flat at 13% (13%) year-over-year as well as sequentially. Operating income for the full year, excluding joint ventures and restructuring charges, amounted to SEK 24.4 (24.6) b. Operating margin for the full year was flat at 12% (12%).

Ericsson Fourth Quarter Report 2010	2

Ericsson’s share in earnings of joint ventures, before tax, amounted to SEK -0.3 (-0.4) b. excluding restructuring charges, compared to SEK 0.0 b. in the third quarter. Sony Ericsson improved results year-over-year significantly by EUR 1.1 b., excluding restructuring, due to efficiency programs and a new slimmer product portfolio and decreased slightly sequentially. ST-Ericsson’s loss increased slightly year-over-year as well as sequentially. Restructuring charges in joint ventures were SEK -0.1 b. in the quarter.

Ericsson’s share in earnings of joint ventures, before tax, amounted to SEK -0.7 (-6.1) b. excluding restructuring charges, for the full year. Restructuring charges in joint ventures were SEK -0.5 b. in 2010.

Financial net amounted to SEK -0.3 (-0.4) b. in the quarter and decreased slightly sequentially. For 2010 financial net was SEK -0.7 (0.3) b. The difference is mainly attributable to a negative impact of around SEK 0.6 b. due to foreign exchange currency revaluation effects and lower interest net of SEK 0.3 b. compared to 2009.

Net income amounted to SEK 4.4 (0.7) b. For the full year net income was SEK 11.2 (4.1) b., up 172%. The improvements, both year-over-year and for the full year, are mainly a result of improved earnings in Sony Ericsson, and less restructuring charges.

Earnings per share were SEK 1.34 (0.10) in the quarter and SEK 3.46 (1.14) for the full year.

Adjusted operating cash flow was SEK 16.2 (13.6) b. in the quarter, up sequentially from SEK 12.7 b. Cash flow from operations amounted to SEK 15.2 (12.5) b. mainly due to improved results and collections as well as advance payments following higher project activities.

Adjusted operating cash flow was SEK 29.8 (28.7) b. in 2010. Cash flow from operations amounted to SEK 26.6 (24.5) b. The improvement is primarily a result of higher net income.

Balance sheet and other performance indicators

SEK b.	Dec 31 2010	Sep 30 2010	June 30 2010	Mar 31 2010	Dec 31 2009
Net cash	51.3	35.7	25.8	38.5	36.1
Interest-bearing liabilities and post-employment benefits	35.9	40.4	41.8	39.3	40.7
Trade receivables	61.1	57.8	69.4	62.7	66.4
Days sales outstanding	88	109	133	117	106
Inventory	29.9	30.3	29.4	24.1	22.7
Of which regional inventory	18.7	19.1	18.3	14.0	12.9
Inventory days	74	82	81	75	68
Payable days	62	62	61	59	57
Customer financing, net	4.4	3.5	3.1	2.9	2.3
Return on capital employed	10%	8%	6%	5%	4%
Equity ratio	52%	52%	51%	53%	52%

Trade receivables increased sequentially by SEK 3.3 b. to SEK 61.1 (57.8) b. due to seasonally higher sales, but were positively impacted by improved collections and the strong SEK. Days sales outstanding (DSO) improved from 109 to 88 days.

Inventory decreased slightly sequentially by SEK 0.4 b. to SEK 29.9 (30.3) b. The higher inventory level year-over-year follows a higher level of work in progress in the regions. Inventory turnover days decreased from 82 to 74 days.

Goodwill was flat at SEK 27.2 (27.4) b.

Cash, cash equivalents and short-term investments amounted to SEK 87.2 (76.7) b. The net cash position increased sequentially by SEK 15.6 b. to SEK 51.3 (35.7) b., mainly due to increase in net income affecting cash, as well as good collections.

During the quarter, approximately SEK 2.4 b. of provisions were utilized, of which SEK 1.0 b. related to restructuring. Additions of SEK 1.7 b. were made, of which SEK 0.2 b. related to restructuring. Reversals of SEK 0.6 b. were made. The low amount of additions is mainly due to business mix. Provisions will fluctuate over time depending on business mix, market mix as well as technology shifts.

Ericsson Fourth Quarter Report 2010	3

Total number of employees at year-end amounted to 90,261 (82,493) of which 45,000 services professionals. In 2010, 5,250 individuals joined Ericsson through acquisitions and about 1,300 through managed services contracts. Approximately 5,000 were made redundant and 6,000 recruited. The vast majority of recruitments took place in India, China and Brazil. These new recruitments were primarily made within the areas of R&D and service delivery.

Restructuring cost excluding joint ventures

Total restructuring charges in 2010 were SEK 6.8 (11.3) b. In the quarter, restructuring charges amounted to SEK 1.7 b. At the end of the quarter, cash outlays of SEK 3.2 b. remain to be made. Cash outlays in the fourth quarter were SEK 1.0 (1.1) b. and SEK 3.3 (4.2) b. for the full year.

Cost and capital efficiency remain high on the company agenda and efficiency work will continue also in 2011. This primarily relates to service delivery, product development and administration. From 2011 and onwards the company will comment on results including restructuring charges. For 2011, restructuring charges of approximately SEK 2 b. are estimated.

Restructuring charges, SEK b.	2010 Q4	2010 Q3	2010 Q2	2010 Q1	2010 Full year	2009 Full year
Cost of sales	-1.2	-0.4	-1.0	-0.8	-3.4	-4.2
Research and development expenses	-0.3	-0.5	-0.6	-0.3	-1.7	-6.1
Selling and administrative expenses	-0.2	0.0	-0.4	-1.1	-1.7	-1.0

Total	-1.7	-0.9	-2.0	-2.2	-6.8	-11.3

Ericsson Fourth Quarter Report 2010	4

SEGMENT RESULTS

	Fourth quarter			Third quarter		Full year
SEK b.	2010	2009	Change	2010	Change	2010	2009	Change
Networks sales	36.4	31.8	14%	26.1	40%	112.7	114.0	-1%
EBITA margin1)	18%	19%	—	21%	—	18%	16%	—
Operating margin	16%	17%	—	17%	—	15%	14%	—

Global Services sales	22.9	23.1	-1%	19.1	20%	80.1	79.2	1%
Of which Professional Services	16.7	16.5	1%	13.7	22%	58.5	56.1	4%
Of which Managed Services	5.4	5.1	5%	5.2	3%	21.1	17.4	21%
Of which Network Rollout	6.2	6.7	-8%	5.3	15%	21.6	23.1	-7%
EBITA margin1)	13%	10%	—	12%	—	12%	12%	—
Of which Professional Services	16%	14%	—	16%	—	16%	17%	—
Operating margin	12%	9%	—	11%	—	11%	11%	—
Of which Professional Services	15%	13%	—	16%	—	15%	16%	—

Multimedia sales	3.5	3.4	3%	2.3	50%	10.5	13.3	-21%
EBITA margin1)	16%	17%	—	0%	—	3%	14%	—
Operating margin	11%	10%	—	-8%	—	-4%	8%	—

Total sales	62.8	58.3	8%	47.5	32%	203.3	206.5	-2%

All numbers exclude restructuring charges.

1)	EBITA – Earnings before interest, tax, amortizations and write-downs of acquired intangibles.

Networks

Networks’ sales in the quarter were SEK 36.4 (31.8) b. an increase of 14% year-over-year, positively impacted by the acquired Nortel businesses but negatively impacted by a strong SEK. Sequentially sales increased 40%. Mobile broadband sales, including radio, backhaul and evolved packet core, increased in the quarter, especially driven by markets such as the US and Japan. Voice related sales remained slow. China showed high volumes of 2G sales in the quarter. While the supply of components has normalized during the quarter, we are still not fully meeting increased demand on certain mobile broadband products.

Networks sales for the full year were SEK 112.7 (114.0) b., a decrease of -1%, positively impacted by the acquired Nortel businesses but negatively impacted by effects from the industry wide component shortage during the year. The cautious operator investments that started to impact in the second half of 2009 continued during the first half 2010. In the second half of 2010 demand for mobile broadband started to increase.

EBITA margin in the quarter decreased year-over-year to 18% (19%) and from 21% sequentially. Positive volume effects were offset by a shift toward more projects, as well as initial 3G rollouts in India and network modernization.

EBITA margin for the full year increased to 18% (16%), positively impacted by business mix in the first half of the year with a higher proportion network upgrades and expansions and cost reduction activities.

LG-Ericsson performed well in the quarter with sales up sequentially. During the period LG-Ericsson captured a major Cloud Communication Center (CCC) contract with Korea Telecom, to meet the explosive increase in data traffic.

The new multi standard radio base station RBS 6000 was taken into volume production during the year and has been positively received by customers across the world. This is the fastest introduction of a new radio base station in the history of Ericsson.

Demand for mobile broadband related equipment has grown throughout the year and we are still not fully meeting the increased demand on certain mobile broadband products.

Ericsson Fourth Quarter Report 2010	5

Networks that supports differentiation of operators’ service offerings are required to meet the end user demand and increase in data traffic coming from smartphones and tablets. This is supported by IP based smart pipes with an integrated radio access and packet core networks. To scale the service offering and eliminate bottlenecks in transmission operators will focus more and more on backhaul.

2010 marks the first year of LTE and Ericsson have established a market leadership delivering its LTE/Evolved Packet Core solutions to 16 networks in eleven countries on three continents.

In the quarter Ericsson was selected for Sprint’s “Network Vision program”. There was also good momentum for our SmartEdge routers and our backhaul solutions. The strategy to capture additional footprint has been successful during the year and contracts for modernization projects which include networks in Korea, the US and a number of countries in Europe have been signed.

Global Services

Global Services sales in the quarter were SEK 22.9 (23.1) b. a decrease of -1% year-over-year, and an increase of 20% sequentially. The year-over-year decline is primarily a result of currency exchange rate effects. Sales are also impacted by lower network rollout volumes following the industry wide component shortage earlier in the year.

Global Services sales for the full year amounted to SEK 80.1 (79.2) b., up 1% year-over-year. Sales in the segment are positively affected by mobile broadband and managed services demand, while services related to voice developed unfavorably. The proportion of recurring business in Professional Services was slightly above two thirds for the full year.

Professional Services sales were SEK 16.7 (16.5) b. in the quarter, an increase of 1% year-over-year and by 22% sequentially. In local currencies sales increased 5% year-over-year. For the full year Professional Services sales were SEK 58.5 (56.1) b., up 4%. In local currencies sales increased 9% for the full year, in line with previous years’ growth pace.

Managed Services sales in the quarter increased by 5% year-over-year to SEK 5.4 (5.1) b. and were up 3% sequentially. The lower year-over-year growth rate in the fourth quarter is primarily a result of the Sprint contract added in the fourth quarter 2009. For the full year, Managed Services sales were SEK 21.1 (17.4) b., up 21%. With 54 new managed services contracts signed in 2010, of which 26 were extensions or expansions of existing customer agreements, the positive business momentum remains unchanged.

Network Rollout sales amounted to SEK 6.2 (6.7) b. in the quarter. This is decline of -8% year-over-year and an increase of 15% sequentially. For the full year Network Rollout sales amounted to SEK 21.6 (23.1) b., a decline of - 7%. Sales were negatively impacted by the industry wide component shortage, which has delayed project deployments.

Overall, margin levels have been stable or improved through continuous efforts in service delivery and transformation in managed services contracts. EBITA margin for Global Services in the quarter was up to 13% (10%) year-over-year compared to 12% sequentially. EBITA margin for Global Services for the full year was 12% (12%). EBITA margin for Professional Services increased to 16% (14%) in the quarter and was flat sequentially. EBITA margin for Professional Services amounted to 16% (17%) for the full year.

During the quarter, TDC in Denmark selected Ericsson as exclusive partner to manage their 4G/LTE network. Ericsson was also awarded a managed services contract extension with TeliaSonera International Carrier in 29 countries, adding Russia. A second managed services contract in China, this time with China Unicom, was also announced. In addition, 3 Italia awarded Ericsson a contract for data center consolidation and modernization of its IT infrastructure.

Ericsson provides support for networks that serve more than two billion subscribers worldwide. The total number of subscribers in networks managed by Ericsson is more than 750 million, of which 450 million in network operation contracts and 300 million in field maintenance.

Ericsson Fourth Quarter Report 2010	6

Multimedia

Multimedia sales in the quarter increased 3% year-over-year and 50% sequentially to SEK 3.5 (3.4) b. Full year sales decreased -21% to SEK 10.5 (13.3) b. The strong recovery in the last quarter of the year is mainly a result of increased operator investments in revenue management following cautious spending in previous quarters, as well as continued good development for TV solutions. At year-end we had 1.2 b. subscribers in our revenue management systems, an increase of approximately 0.2 b. in 2010.

EBITA margin amounted to 16% (17%) and improved sequentially from 0% as a result of improved sales in revenue management. For the full year EBITA margin was 3% (14%) as a result of the slower development in the segment during the year, especially in revenue management.

Sony Ericsson

	Fourth quarter			Third quarter		Full year
EUR m.	2010	2009	Change	2010	Change	2010	2009	Change
Number of units shipped (m.)	11.2	14.6	-23%	10.4	8%	43.1	57.1	-25%
Average selling price (EUR)	136	120	14%	154	-12%	146	119	23%
Net sales	1,528	1,750	-13%	1,603	-5%	6,294	6,788	-7%
Gross margin	30%	23%	—	30%	—	29%	15%	—
Operating margin	3%	-10%	—	4%	—	3%	-15%	—
Income before taxes	35	-190	—	62	—	147	-1,043	—
Income before taxes, excl restructuring charges	39	-40	—	66	—	189	-878	—
Net income	8	-167	—	49	—	90	-836	—

Sony Ericsson reported its fourth consecutive quarter of profit. Units shipped during the quarter were 11.2 million, a year-on-year decrease of -23%, consistent with the streamlining of the portfolio to focus on higher-end smartphones. The sequential increase of 8%, related to seasonal factors, was somewhat constrained by lack of new product launches during the quarter. For the full year 43.1 million units were shipped, a decrease by -25%.

Sales in the quarter were EUR 1,528 million, a decrease of -13% year-over-year and -5% sequentially. Full year sales amounted to EUR 6,294 million, down -7% year-over-year.

Income before taxes for the quarter, excluding restructuring charges, was a profit of EUR 39 (-40) million. Income before taxes, excluding restructuring charges, was EUR 189 (-878) million for the full year. The improvement of approximately EUR 1.1 b. was driven by a streamlined product portfolio focused on higher-end smartphones and an improved cost structure.

Sony Ericsson’s net cash position at end of year was EUR 375 million. The negative cash flow from operating activities for the quarter was EUR -128 million, mainly due to increases in inventory due to seasonal factors as well as payments related to the transformation program.

Ericsson’s share in Sony Ericsson’s income before tax was SEK 0.2 (-1.0) b. in the quarter and SEK 0.7 (-5.7) b. for the full year.

ST-Ericsson

	Fourth quarter			Third quarter		Full year
USD m.	2010	2009	Change	2010	Change	2010	2009	Change
Net sales	577	740	-22%	565	2%	2,293	2,524	-9%
Adjusted operating income1)	-119	-50	—	-85	—	-436	-369	—
Operating income	-171	-139	—	-129	—	-611	-581	—
Net income	-177	-125	—	-121	—	-591	-539	—

1)	Operating income adjusted for amortization of acquired intangibles and restructuring charges.

Net sales for the quarter increased 2% sequentially and decreased -22% year-over-year. In the quarter there was a continued strong performance in the new 2G/EDGE platforms in addition to initial HSPA+ modem sales. This offset weakness in TD-SCDMA and the anticipated decrease in the legacy products. Net sales for the full year amounted to USD 2,293 million, down -9% year-over-year.

Ericsson Fourth Quarter Report 2010	7

The operating loss in the quarter increased year over year and sequentially to USD -171 (-139) million. The sequential increased loss was mainly due to higher operating expenses reflecting anticipated seasonality and exchange rate effects as well as price erosion due to ongoing legacy product transition. In the quarter there was a positive effect of USD 13 million from cost savings as the restructuring plan was completed on time.

Inventory decreased by USD -20 million, reaching USD 275 million at the end of the quarter.

Net financial position was USD -82 million in the quarter, compared to USD 39 million at the end of the previous quarter. During the quarter the company sold trade receivables without recourse, of which USD 166 million were outstanding at the end of the quarter. This represents a sequential decrease of USD 13 million.

For the first quarter 2011 the company expects net sales to decline sequentially. This reflects both the accelerating decline of legacy products and the effect of first quarter seasonality.

The near-term outlook is challenging. However, with new products on their way and completion of the transition program ST-Ericsson is on the path to market leadership and sustainable profitable growth.

ST-Ericsson is reported in US GAAP. Ericsson’s share in ST-Ericsson’s income before tax, adjusted to IFRS, was SEK -0.5 (-0.4) b. in the quarter, including restructuring charges of SEK 0.1 (0.2) b. Ericsson’s share in ST-Ericsson’s income before tax, adjusted to IFRS, was SEK -1.8 (-1.8) b. for the full year,

REGIONAL OVERVIEW

	Fourth quarter			Third quarter		Full year
Sales, SEK b.	2010	2009	Change	2010	Change	2010	2009	Change
North America	14.1	9.4	49%	12.9	9%	49.5	23.9	107%
Latin America	6.1	5.9	3%	3.7	65%	17.9	20.0	-11%
Northern Europe and Central Asia	4.8	3.5	38%	2.4	104%	12.2	12.0	2%
Western and Central Europe	5.9	6.1	-4%	4.3	38%	19.9	22.5	-12%
Mediterranean	6.9	7.1	-2%	5.0	38%	22.6	25.2	-10%
Middle East	4.6	5.0	-8%	2.7	70%	15.1	18.2	-17%
Sub-Saharan Africa	2.0	3.8	-47%	1.8	13%	9.2	15.3	-40%
India	2.8	3.4	-17%	2.1	34%	8.6	15.3	-43%
China and North East Asia	9.5	7.4	28%	6.9	36%	26.0	26.0	0%
South East Asia and Oceania	3.9	5.2	-24%	3.8	3%	14.9	20.8	-29%
Other	2.2	1.5	43%	1.9	13%	7.4	7.3	4%

Total	62.8	58.3	8%	47.5	32%	203.3	206.5	-2%

North American sales increased 49% year-over-year and 9% sequentially, negatively affected by the strong SEK. In 2010, Ericsson became the largest player in the region, driven by organic growth as well as the acquisition of Nortel assets. Main growth drivers were the managed services agreement with Sprint, data traffic driven network expansions in both CDMA and HSPA networks as well as the initial build out of 4G/LTE networks. Two 4G/LTE networks were commercially launched by the end of 2010. Operators continue to focus on data speeds and network quality in their propositions to attract customers. Sprint announced Ericsson as key partner in their network evolution strategy “Network Vision” program.

Latin America sales increased 3% year-over-year and 65% sequentially. The increase was driven by managed services as well as 2G and 3G expansions. Mobile broadband subscriber uptake is the prime driver for growth. Operators also focus on coverage and quality improvements. The positive trend in managed services continued and there is also a momentum for upgrading of OSS/BSS platforms. Smartphones represent more than 10% of new terminal sales in Latin America and in Brazil the figure is 15%. This will continue to drive uptake of data traffic in the networks. The first 4G/LTE deployments are expected in 2011.

Northern Europe and Central Asia sales increased 38% year-over-year and 104% sequentially. The increase is mainly due to capacity expansions in both 2G and mobile broadband in the Eastern part of the region. Russia was especially strong in the quarter. In Scandinavia, focus is on 4G/LTE deployments. In the quarter, new 4G/LTE contracts with TDC in Denmark and with DNA in Finland were signed. So far three contracts for 4G/LTE rollouts in the region have been signed. 4G/LTE trials are ongoing also in the Eastern part of the region. Operators focus on network modernization as well as continued investments in expansions. Operational efficiency continues to be high on operators’ agendas which creates good demand for managed services.

Ericsson Fourth Quarter Report 2010	8

Western and Central Europe sales decreased -4% year-over-year and increased 38% sequentially due to demand for mobile broadband. Global Services sales decreased in the quarter as an effect of lower activities in network rollout. In October, Ericsson begun upgrading Vodafone UK’s entire network infrastructure in London allowing for better data speeds and broader coverage. November saw the delivery of the 12,000th consolidated 3G site for Mobile Broadband Network Ltd (MBNL), bringing more coverage and capacity for Three and T-Mobile UK customers. Germany, Switzerland and Benelux have seen continued strong demand for mobile and fixed broadband. In Switzerland, Ericsson is now positioned as supplier for fiber to the home in seven cities and regions. In Germany, almost 600 employees from Vodafone were integrated and are deploying sites for Vodafone’s 4G/LTE network. In Poland, Ericsson saw the first country-wide mobile advertising agreement signed.

Mediterranean net sales decreased -2% year-over-year and increased 38% sequentially, negatively impacted by the strong SEK. Mobile broadband related services and products developed favorably in the quarter, while voice declined although there were pockets of growth. Greece and Spain were still weak in the quarter due to overall economic environment and price competition among operators. Italy was strong in the quarter due to continued build-out of 3G for operators to cope with increased data traffic. Network modernization continues across the region. Operational efficiency and network speed are high on operators’ agenda which creates good demand for professional services. In managed services, multi vendor support is meeting an increased demand as well as OSS/BSS and revenue management. Sales to new customer segments are becoming a significant part of the region’s business.

Middle East sales decreased -8% year-over-year and increased 70% sequentially, driven by demand for 2G as well as mobile broadband. Turkey, Egypt and the Gulf countries developed positively in the quarter, while Saudi Arabia and Pakistan were weak. Professional services developed favorably in the quarter, mainly due to upgrades of systems for revenue management. During the year, a number of 4G/LTE trials have been conducted and full network rollouts will take place in some Gulf countries during 2011.

Sub-Saharan Africa sales decreased by -47% year-over-year, but increased sequentially by 13%. The sequential improvement is due to increased 3G sales and revenue management. This increased demand also impacted sales of systems integration favorably. 2G continued to decline and delayed projects, due to industry-wide component shortage, impacted sales of network rollout. The region has in 2010 been negatively impacted by operator consolidation and the global financial crisis, limiting sources of funding for operators. Africa has started to pull out of the global financial crisis and since mobile penetration is low throughout the continent, market drivers are positive.

India sales decreased -17% year-over-year and increased 34% sequentially. For the full year, sales were negatively impacted by the security clearance in the first half of the year and delayed 3G auctions. From the third quarter, Ericsson has interim security clearance with all operators for all technologies and the permanent procedures are expected first half 2011. 3G rollouts have started and impacted fourth quarter sales positively. There is a momentum for managed services in the region.

China and North East Asia sales increased 28% year-over-year and 36% sequentially. The year-over-year increase is mainly related to strong demand for mobile broadband in Japan and added sales from LG-Ericsson. This impacted also the sequential development along with strong sales for 2G in China. Operator investments in Japan are driven by the strong traffic growth. Managed services also showed good growth in the quarter, mainly as a result of the field maintenance contract with China Mobile. Systems integration showed a slower development. In 2011, 4G/LTE is expected to be rolled out in Japan and Korea. In China, a TD-LTE trial system will be deployed early 2011.

South East Asia and Oceania sales decreased -24% year-over-year and increased 3% sequentially. The decline for 2G was not offset by the 3G sales. The 3G license process in Thailand remains uncertain and in Bangladesh investments are still constrained due to high SIM card tax and lack of a 3G license timeline. In the quarter, new and extended managed services contracts were signed with three operators. A contract for a smart-grid communications network, including systems integration, was announced with the major Australian utility Energy Australia and the first non-telecoms managed services contract has been signed for the region. Consumer and business demand for mobile data services continues to grow across the region and the introduction of low cost smartphones is expected to have a positive impact on data traffic uptake in the region. Across the region there is strong interest for managed services, although sales cycles are long.

Other includes sales of for example embedded modules, cables, power modules as well as licensing and IPR.

Ericsson Fourth Quarter Report 2010	9

MARKET DEVELOPMENT

Growth rates are based on Ericsson and market estimates

During the first three quarters of 2010, the global mobile infrastructure market showed negative growth in mid-single digits in USD terms, due to a weak first half of the year. Operators’ focus on efficiency drives interest in exploring business models such as managed operations, network sharing and network transformation. Estimates show that only around 35-40% of addressable operator network operating expenditure is spent externally on professional services today leaving significant continued opportunities, particularly for managed services.

Global mobile penetration is 76% and total mobile subscriptions has reached 5.3 b. India and China accounted for 50% of the estimated 180 million net additions during the fourth quarter, adding around 60 and 30 million respectively. Indonesia and Vietnam were third and fourth countries in terms of net additions.

Global fixed broadband subscriptions grew by 17 million new subscriptions to reach 504 million during the third quarter 2010, mainly boosted by strong growth in DSL in China. China is the largest single market with 24% of subscriptions and accounted for more than 50% of net additions. DSL represents 66% of all fixed broadband subscriptions.

	Unit	Full year					Fourth quarter			Ericsson forecast
		2006	2007	2008	2009	2010	2009	2010	Change	2011
Mobile subscriptions	Billion	2.7	3.3	4.0	4.6	~5.3	4.6	~5.3	15%	~6.1

Net additions	Million	500	620	660	640	700	190	~180	-9%	~800
Mobile broadband1)	Million	55	130	220	360	600	360	~600	~65%	~1000
Net additions	Million	30	80	86	150	~240	50	~75	~65%	~440

1)	Mobile broadband includes handset and mobile PC. Includes HSPA, LTE, CDMA2000 EVDO, TD-SCDMA and WiMax

Ericsson findings, based on measurements in live networks, show that global mobile data traffic more than doubled between third quarter 2009 and third quarter 2010 and mobile data traffic is forecasted to almost double annually over the coming years, driven by 24/7 connectivity and usage of high-performance smartphones, tablets and laptops. The traffic forecast could be significantly changed with traffic shaping and caps. Tiered pricing for mobile broadband is now a reality, as some mobile broadband operators today have evolved beyond flat-rate unlimited data models and introduced segmented price plans, such as volume, time or speed based plans.

In average, a smartphone generates approximately 10 times more traffic compared to a normal feature phone, while a mobile PC user generates 100 times more traffic than a feature phone. There are indications of higher than average per-smartphone traffic in the US networks, however traffic profiles per user do vary considerably between networks and markets.

Mobile broadband is being built-out across the world and WCDMA networks cover more than 35% of the world’s population. Almost all of these networks have also launched HSPA. Building wider coverage to reach further into the remaining 65% of the population, the availability of affordable handsets, as well as the surge for mobile internet services, will drive continued strong uptake of HSPA. In the fourth quarter HSPA subscriptions represented around 7% of the world’s subscriptions and is estimated grow to around 35% by 2015, representing around 75% of all mobile broadband subscriptions. WCDMA/HSPA radio access network investments passed GSM investments in 2009, eight years after the 3G introduction in Western Europe. It will remain the dominant access technology for many years to come, despite the fact that 4G/LTE is being rolled out and launched.

Coexistence of GSM, WCDMA/HSPA, CDMA2000 and 4G/LTE and increasing number of frequency bands pave the way for investments in multi-standard solutions and networks modernization.

At the moment, more than 60% of the commercial HSPA networks are capable of 7.2 Mbps or above but only 2% of the HSPA networks have launched the currently available highest HSPA speed of 42 Mbps, and operators are continuously upgrading to higher speeds.

Ericsson Fourth Quarter Report 2010	10

Data traffic uptake in mobile and fixed networks drives need for higher capacity in areas such as backhaul, aggregation, transport, and routing based on IP and Ethernet technologies. With operators’ focus on increased network quality and efficiency, the ability to deal with high data volumes while maintaining telecom grade service levels is key. This also drives demand for services targeting the operational efficiency of operators, such as consulting, including network optimization, systems integration and managed services.

PARENT COMPANY INFORMATION

Net sales for the year amounted to SEK 0.0 (0.3) b. and income after financial items was SEK 6.8 (8.1) b. A write-down of intangible assets in the amount of SEK 0.9 b. was made during the first quarter.

Major changes in the Parent Company’s financial position for the year include: investments in LG-Ericsson of SEK 1.9 b.; decreased current and non-current receivables from subsidiaries of SEK 8.3 b., increased other current receivables of SEK 1.6 b. and increased current and non-current liabilities to subsidiaries of SEK 4.7 b. At year end, cash, cash equivalents and short-term investments amounted to SEK 71.6 (62.4) b. During the quarter, renegotiated bilateral bond loan reduced long term loans by SEK 1.1 b.

Guarantees to Sony Ericsson Mobile Communications AB are reported as contingent liabilities and amounted to SEK 1.1 (0.8) b.

In accordance with the conditions of the long-term variable remuneration program (LTV) for Ericsson employees, 1,894,367 shares from treasury stock were sold or distributed to employees during the fourth quarter and 5,890,018 shares during the year. The holding of treasury stock at December 31, 2010, was 73,088,515 Class B shares.

DIVIDEND PROPOSAL

The Board of Directors will propose to the Annual General Meeting a dividend of SEK 2.25 (2.00) per share, representing some SEK 7.4 (6.4) b., and April 18, 2011, as record day for payment of dividend.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

The Annual General Meeting of shareholders will be held on April 13, 2011, 15.00 (CET) at the Annex to the Ericsson Globe, Stockholm.

ANNUAL REPORT

The annual report will be made available on our website www.ericsson.com and at the Ericsson headquarters, Torshamnsgatan 23, Stockholm, approximately six weeks prior to the Annual General Meeting.

OTHER INFORMATION

Acquisition of GDNT

On December 1, 2010, Ericsson announced an agreement to acquire certain assets of the Guangdong Nortel Telecommunications Equipment Company Ltd (GDNT). GDNT is a leading research, development and manufacturing company based in China and an important supplier to Ericsson following the acquisition of the CDMA and GSM businesses from Nortel. The transaction includes R&D facilities, manufacturing facilities, as well as support and customer service in China. Some 1,100 employees, including approximately 550 R&D engineers will be integrated into Ericsson following the acquisition.

The purchase was structured as an assets sale at a cash purchase price of USD 50 million on a cash and debt free basis, subject to final balance sheet adjustments. The transaction is also subject to customary regulatory approvals and other conditions.

Acquisition of Optimi

On December 22, 2010, Ericsson announced the acquisition of Optimi Corporation, a US-Spanish telecommunications vendor providing products and services within the networks organization and management sector. Through the acquisition Optimi’s 200 highly skilled professionals and a complete portfolio of services and skills have been added to Ericsson.

Ericsson Fourth Quarter Report 2010	11

Divestment of Ericsson Federal Inc.

On January 3, 2011 Ericsson announced the completion of the sale of 100 percent of the shares in Ericsson Federal Inc. to Tailwind Capital, a private equity firm focused on growing companies. Ericsson Federal Inc., which was the division of Ericsson focused on the US federal government market, will be renamed Oceus Networks and is a wholly owned US business in which Ericsson has no ownership stake. Under the terms of the new structure Oceus Networks will serve as Ericsson’s exclusive channel to the U.S. Department of Defense.

The sale was completed on December 31, 2010.

Changes in Ericsson’s Board of Directors and Executive Leadership Team

On December 6, 2010, Ericsson announced that Michael Treschow had informed the Nomination Committee that he will resign as Chairman of the Board in 2011 or 2012. Michael Treschow was appointed Chairman of the Board of Directors on March 27, 2002. The Nomination Committee, appointed by the largest owners, will propose a new Chairman of the Board to the Annual General Meeting 2011 or 2012.

On December 8, 2010, Jan Wäreby was appointed Senior Vice President and Head of Group Function Sales and Marketing, effective as of January 1, 2011. Jan Wäreby will continue in his current position as Head of business unit Multimedia until February 1, 2011.

On December 21, 2010, Nina Macpherson was appointed Senior Vice President, General Counsel and Head of Group Function Legal Affairs, effective as of January 1, 2011. Nina Macpherson previously held the position as Vice President and Deputy Head of Group Function Legal Affairs.

Ericsson Fourth Quarter Report 2010	12

Assessment of risk environment

Ericsson’s operational and financial risk factors and uncertainties along with our strategies and tactics to mitigate risk exposures or limit unfavorable outcomes are described in our Annual Report 2009. Compared to the risks described in the Annual Report 2009, no material new or changed risk factors or uncertainties have been identified in the quarter.

Risk factors and uncertainties in focus during the forthcoming six-month period for the Parent Company and the Ericsson Group include:

•

Potential negative effects on operators’ willingness to invest in network development due to a continued uncertainty in the financial markets and a weak economic business environment as well as uncertainty regarding the financial stability of suppliers, for example due to lack for borrowing facilities, or reduced consumer telecom spending, or increased pressure on us to provide financing;

•	Effects on gross margins and/or working capital of the product mix in the Networks segment between sales of software, upgrades and extensions as well as break-in contracts;

•	Effects on gross margins of the product mix in the Global Services segment including proportion of new network build-outs and share of new managed services deals with initial transition costs;

•	A continued volatile sales pattern in the Multimedia segment or variability in our overall sales seasonality could make it more difficult to forecast future sales;

•	Effects of the ongoing industry consolidation among our customers as well as between our largest competitors, e.g. with postponed investments and intensified price competition as a consequence;

•	Changes in foreign exchange rates, in particular USD and EUR;

•	Political unrest or instability in certain markets;

•	Effects on production and sales from restrictions with respect to timely and adequate supply of materials, components and production capacity and other vital services on competitive terms;

•	Natural disasters, effecting production, supply and transportation.

Ericsson conducts business in certain countries which are subject to trade restrictions or which are focused on by certain investors. We stringently follow all relevant regulations and trade embargos applicable to us in our dealings with customers operating in such countries. Moreover, Ericsson operates globally in accordance with Group level policies and directives for business ethics and conduct. In no way should our business activities in these countries be construed as supporting a particular political agenda or regime. We have activities in such countries mainly due to that certain customers with multi-country operations put demands on us to support them in all their markets.

Stockholm, January 25, 2011

Telefonaktiebolaget LM Ericsson (publ)

Hans Vestberg, President and CEO

Date for next report: April 27, 2011

Ericsson Fourth Quarter Report 2010	13

BOARD ASSURANCE

The Board of Directors and the CEO certify that the financial report for the twelve months gives a fair view of the performance of the business, position and profit or loss of the Company and the Group, and describes the principal risks and uncertainties that the Company and the companies in the Group face.

Stockholm, January 25, 2011

Telefonaktiebolaget LM Ericsson (publ)

Org. Nr. 556016-0680

Sverker Martin-Löf Deputy chairman	Michael Treschow Chairman	Marcus Wallenberg Deputy chairman

Roxanne S. Austin Member of the board	Sir Peter L. Bonfield Member of the board	Anders Nyrén Member of the board

Börje Ekholm Member of the board	Ulf J. Johansson Member of the board	Nancy McKinstry Member of the board

Carl-Henric Svanberg Member of the board		Michelangelo Volpi Member of the board

Anna Guldstrand Member of the board	Jan Hedlund Member of the board	Karin Åberg Member of the board

Hans Vestberg

Member of the board and

President and CEO

Ericsson Fourth Quarter Report 2010	14

AUDITORS’ REVIEW REPORT

We have reviewed this report for the period January 1 to December 31, 2010, for Telefonaktiebolaget LM Ericsson (publ). The board of directors and the CEO are responsible for the preparation and presentation of this financial information in accordance with IAS 34 and the Annual Accounts Act.

Our responsibility is to express a conclusion on this financial information based on our review.

We conducted our review in accordance with the Standard on Review Engagements SÖG 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity, issued by FAR SRS. A review consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing in Sweden, RS, and other generally accepted auditing practices. The procedures performed in a review do not enable us to obtain a level of assurance that would make us aware of all significant matters that might be identified in an audit. Therefore, the conclusion expressed based on a review does not give the same level of assurance as a conclusion expressed based on an audit.

Based on our review, nothing has come to our attention that causes us to believe that the interim report is not prepared, in all material respects, in accordance with IAS 34 and the Swedish Annual Accounts Act regarding the Group and with the Swedish Annual Accounts Act regarding the Parent Company.

Stockholm, January 25, 2011

PricewaterhouseCoopers AB

Peter Clemedtson

Authorized Public Accountant

Ericsson Fourth Quarter Report 2010	15

EDITOR’S NOTE

To read the complete report with tables, please go to:

www.ericsson.com/investors/financial_reports/2010/12month10-en.pdf

Ericsson invites media, investors and analysts to a press conference at the Ericsson Studio, Grönlandsgången 4, Stockholm, at 09.00 (CET), January 25, 2011. An analysts, investors and media conference call will begin at 14.00 (CET).

Live webcast of the press conference and conference call as well as supporting slides will be available at www.ericsson.com/press and www.ericsson.com/investors

Video material will be published during the day on www.ericsson.com/broadcast_room

FOR FURTHER INFORMATION, PLEASE CONTACT

Henry Sténson, Senior Vice President, Communications

Phone: +46 10 719 4044

E-mail: investor.relations@ericsson.com or media.relations@ericsson.com

Investors	Media

Åse Lindskog, Vice President,	Ola Rembe, Vice President,
Head of Industry and Investor Relations	Head of Corporate Public and Media Relations
Phone: +46 10 719 9725, +46 730 244 872	Phone: +46 10 719 9727, +46 730 244 873
E-mail: investor.relations@ericsson.com	E-mail: media.relations@ericsson.com

Susanne Andersson,	Corporate Public & Media Relations
Investor Relations	Phone: +46 10 719 69 92
Phone: +46 10 719 4631	E-mail: media.relations@ericsson.com
E-mail: investor.relations@ericsson.com
Telefonaktiebolaget LM Ericsson (publ)
Åsa Konnbjer,	Org. number: 556016-0680
Investor Relations	Torshamnsgatan 23
Phone: +46 10 713 3928	SE-164 83 Stockholm
E-mail: investor.relations@ericsson.com	Phone: +46 10 719 0000
www.ericsson.com

Ericsson Fourth Quarter Report 2010	16

Disclosure Pursuant to the Swedish Securities Markets Act

Ericsson discloses the information provided herein pursuant to the Securities Markets Act. The information was submitted for publication at 07.30 CET, on January 25, 2011.

Safe Harbor Statement of Ericsson under the US Private Securities Litigation Reform Act of 1995;

All statements made or incorporated by reference in this release, other than statements or characterizations of historical facts, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by us. Forward-looking statements can often be identified by words such as “anticipates”, “expects”, “intends”, “plans”, “predicts”, “believes”, “seeks”, “estimates”, “may”, “will”, “should”, “would”, “potential”, “continue”, and variations or negatives of these words, and include, among others, statements regarding: (i) strategies, outlook and growth prospects; (ii) positioning to deliver future plans and to realize potential for future growth; (iii) liquidity and capital resources and expenditure, and our credit ratings; (iv) growth in demand for our products and services; (v) our joint venture activities; (vi) economic outlook and industry trends; (vii) developments of our markets; (viii) the impact of regulatory initiatives; (ix) research and development expenditures; (x) the strength of our competitors; (xi) future cost savings; (xii) plans to launch new products and services; (xiii) assessments of risks; (xiv) integration of acquired businesses; (xv) compliance with rules and regulations and (xvi) infringements of intellectual property rights of others.

In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These forward-looking statements speak only as of the date hereof and are based upon the information available to us at this time. Such information is subject to change, and we will not necessarily inform you of such changes. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. Important factors that may cause such a difference for Ericsson include, but are not limited to: (i) material adverse changes in the markets in which we operate or in global economic conditions; (ii) increased product and price competition; (iii) reductions in capital expenditure by network operators; (iv) the cost of technological innovation and increased expenditure to improve quality of service; (v) significant changes in market share for our principal products and services; (vi) foreign exchange rate or interest rate fluctuations; and (vii) the successful implementation of our business and operational initiatives.

Ericsson Fourth Quarter Report 2010	17

FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION

Ericsson Fourth Quarter Report 2010	18

Consolidated Income Statement

	Oct - Dec			Jan - Dec
SEK million	2009	2010	Change	2009	2010	Change

Net sales	58,333	62,783	8%	206,477	203,348	-2%
Cost of sales	-39,335	-40,995	4%	-136,278	-129,094	-5%

Gross income	18,998	21,788	15%	70,199	74,254	6%
Gross margin (%)	32.6%	34.7%		34.0%	36.5%

Research and development expenses	-9,306	-8,592	-8%	-33,055	-31,558	-5%
Selling and administrative expenses	-7,323	-7,131	-3%	-26,908	-27,072	1%

Operating expenses	-16,629	-15,723	-5%	-59,963	-58,630	-2%

Other operating income and expenses	878	581	-34%	3,082	2,003	-35%

Operating income before shares in earnings of JV and associated companies	3,247	6,646	105%	13,318	17,627	32%
Operating margin before shares in earnings of JV and associated companies (%)	5.6%	10.6%		6.5%	8.7%

Shares in earnings of JV and associated companies	-1,461	-402		-7,400	-1,172

Operating income	1,786	6,244		5,918	16,455

Financial income	314	131		1,874	1,047
Financial expenses	-719	-383		-1,549	-1,719

Income after financial items	1,381	5,992		6,243	15,783

Taxes	-656	-1,611		-2,116	-4,548

Net income	725	4,381		4,127	11,235

Net income attributable to:
- Stockholders of the Parent Company	314	4,324		3,672	11,146
- Non-controlling interests	411	57		455	89

Other information
Average number of shares, basic (million)	3,194	3,200		3,190	3,197
Earnings per share, basic (SEK)1)	0.10	1.35		1.15	3.49
Earnings per share, diluted (SEK)1)	0.10	1.34		1.14	3.46

Statement of Comprehensive Income

	Oct - Dec		Jan - Dec
SEK million	2009	2010	2009	2010

Net income	725	4,381	4,127	11,235

Other comprehensive income
Actuarial gains and losses, and the effect of the asset ceiling, related to pensions	-249	3,991	-633	3,892
Revaluation of other investments in shares and participations
Fair value remeasurement	-1	-1	-2	7

Cash flow hedges
Gains/losses arising during the period	-547	-706	665	966
Reclassification adjustments for gains
/losses included in profit or loss	-1,299	-641	3,850	-238
Adjustments for amounts transferred to initial carrying amount of hedged items	232	—	-1,029	-136
Changes in cumulative translation adjustments	1,938	659	-1,067	-3,259
Share of other comprehensive income on JV and associated companies	372	368	-259	-434
Tax on items relating to components of other comprehensive income	525	-576	-1,040	-1,120

Total other comprehensive income	971	3,094	485	-322

Total comprehensive income	1,696	7,475	4,612	10,913

Total comprehensive income attributable to:
Stockholders of the Parent Company	1,248	7,372	4,211	10,814
Non-controlling interests	448	103	401	99

1)	Based on Net income attributable to stockholders of the Parent Company

Ericsson Fourth Quarter Report 2010, January 25, 2011	19

Consolidated Balance Sheet

SEK million	Dec 31 2009	Sep 30 2010	Dec 31 2010

ASSETS
Non-current assets
Intangible assets
Capitalized development expenses	2,079	2,868	3,010
Goodwill	27,375	26,346	27,151
Intellectual property rights, brands and other intangible assets	18,739	17,191	16,658

Property, plant and equipment	9,606	9,290	9,434

Financial assets
Equity in JV and associated companies	11,578	10,079	9,803
Other investments in shares and participations	256	276	219
Customer financing, non-current	830	1,246	1,281
Other financial assets, non-current	2,577	2,466	3,079

Deferred tax assets	14,327	14,208	12,737

	87,367	83,970	83,372

Current assets
Inventories	22,718	30,304	29,897

Trade receivables	66,410	57,831	61,127
Customer financing, current	1,444	2,251	3,123
Other current receivables	15,146	18,705	17,146

Short-term investments	53,926	54,977	56,286
Cash and cash equivalents	22,798	21,197	30,864

	182,442	185,265	198,443

Total assets	269,809	269,235	281,815

EQUITY AND LIABILITIES
Equity
Stockholders’ equity	139,870	137,395	145,106
Minority interests in equity of subsidiaries	1,157	1,674	1,679

	141,027	139,069	146,785

Non-current liabilities
Post-employment benefits	8,533	8,075	5,092
Provisions, non-current	461	408	353
Deferred tax liabilities	2,270	2,432	2,571
Borrowings, non-current	29,996	28,016	26,955
Other non-current liabilities	2,035	3,178	3,296

	43,295	42,109	38,267

Current liabilities
Provisions, current	11,970	10,529	9,391
Borrowings, current	2,124	4,353	3,808
Trade payables	18,864	20,724	24,959
Other current liabilities	52,529	52,451	58,605

	85,487	88,057	96,763

Total equity and liabilities	269,809	269,235	281,815

Of which interest-bearing liabilities and post-employment benefits	40,653	40,444	35,855

Net cash	36,071	35,730	51,295

Assets pledged as collateral	550	598	658
Contingent liabilities	1,245	920	875

Ericsson Fourth Quarter Report 2010, January 25, 2011	20

Consolidated Statement of Cash Flows

	Oct - Dec		Jan - Dec
SEK million	2009	2010	2009	2010

Operating activities
Net income	725	4,381	4,127	11,235
Adjustments to reconcile net income to cash
Taxes	1,394	1,303	-1,011	351
Earnings/dividends in JV and associated companies	1,282	676	6,083	1,476
Depreciation, amortization and impairment losses	3,892	2,246	12,124	9,953
Other	-52	2,352	-340	710

Net income affecting cash	7,241	10,958	20,983	23,725

Changes in operating net assets
Inventories	5,303	773	5,207	-7,917
Customer financing, current and non-current	472	-882	598	-2,125
Trade receivables	-2,814	-3,175	7,668	4,406
Trade payables	1,797	4,194	-3,522	5,964
Provisions and post-employment benefits	-157	-743	-2,950	-2,739
Other operating assets and liabilities, net	684	4,052	-3,508	5,269

	5,285	4,219	3,493	2,858

Cash flow from operating activities	12 526	15,177	24 476	26,583

Investing activities
Investments in property, plant and equipment	-1 109	-984	-4 006	-3,686
Sales of property, plant and equipment	296	15	534	124
Acquisitions/divestments of subsidiaries and other operations, net	-8 245	-325	-18,082	-2,832
Product development	-662	-325	-1,443	-1,644
Other investing activities	-666	-710	2,606	-1,487
Short-term investments	678	-1,753	-17,071	-3,016

Cash flow from investing activities	-9,708	-4,082	-37,462	-12,541

Cash flow before financing activities	2,818	11,095	-12,986	14,042

Financing activities
Dividends paid	-342	-38	-6,318	-6,677
Other financing activities	-5,803	-1,631	4,617	1,007

Cash flow from financing activities	-6,145	-1,669	-1,701	-5,670

Effect of exchange rate changes on cash	441	241	-328	-306

Net change in cash	-2,887	9,667	-15,015	8,066

Cash and cash equivalents, beginning of period	25,685	21,197	37,813	22,798

Cash and cash equivalents, end of period	22,798	30,864	22,798	30,864

Ericsson Fourth Quarter Report 2010, January 25, 2011	21

Consolidated Statement of Changes in Equity

SEK million	Jan - Dec 2009	Jan - Dec 2010

Opening balance	142,084	141,027
Total comprehensive income	4,612	10,913
Stock issue	135	—
Sale / Repurchase of own shares	-60	52
Stock purchase and stock option plans	658	762
Dividends paid	-6,318	-6,677
Business combinations	-84	708

Closing balance	141,027	146,785

Ericsson Fourth Quarter Report 2010, January 25, 2011	22

Consolidated Income Statement – Isolated Quarters

	2009				2010
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Net sales	49,569	52,142	46,433	58,333	45,112	47,972	47,481	62,783
Cost of sales	-31,957	-34,531	-30,455	-39,335	-28,527	-30,235	-29,337	-40,995

Gross income	17,612	17,611	15,978	18,998	16,585	17,737	18,144	21,788
Gross margin (%)	35.5%	33.8%	34.4%	32.6%	36.8%	37.0%	38.2%	34.7%

Research and development expenses	-7,080	-8,451	-8,218	-9,306	-7,526	-7,751	-7,689	-8,592
Selling and administrative expenses	-6,863	-7,443	-5,279	-7,323	-7,008	-7,158	-5,775	-7,131

Operating expenses	-13,943	-15,894	-13,497	-16,629	-14,534	-14,909	-13,464	-15,723

Other operating income and expenses	342	1,640	222	878	302	500	620	581

Operating income before shares in earnings of JV and associated companies	4,011	3,357	2,703	3,247	2,353	3,328	5,300	6,646
Operating margin before shares in earnings of JV and associated companies (%)	8.1%	6.4%	5.8%	5.6%	5.2%	6.9%	11.2%	10.6%

Shares in earnings of JV and associated companies	-2,236	-2,144	-1,559	-1,461	-372	-308	-90	-402

Operating income	1,775	1,213	1,144	1,786	1,981	3,020	5,210	6,244

Financial income	1,260	4	296	314	278	470	168	131
Financial expenses	-457	-79	-294	-719	-438	-596	-302	-383

Income after financial items	2,578	1,138	1,146	1,381	1,821	2,894	5,076	5,992

Taxes	-745	-341	-374	-656	-547	-867	-1,523	-1,611

Net income	1,833	797	772	725	1,274	2,027	3,553	4,381

Net income attributable to:
- Stockholders of the Parent Company	1,717	831	810	314	1,264	1,881	3,677	4,324
- Non-controlling interests	116	-34	-38	411	10	146	-124	57

Other information
Average number of shares, basic (million)	3,187	3,188	3,190	3,194	3,195	3,196	3,198	3,200
Earnings per share, basic (SEK)1)	0.54	0.26	0.25	0.10	0.40	0.59	1.15	1.35
Earnings per share, diluted (SEK)1)	0.54	0.26	0.25	0.10	0.39	0.58	1.14	1.34

1)	Based on Net income attributable to stockholders of the Parent Company.

Ericsson Fourth Quarter Report 2010, January 25, 2011	23

Consolidated Statement of Cash Flows – Isolated Quaters

	2009				2010
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Operating activities
Net income	1,833	797	772	725	1,274	2,027	3,553	4,381
Adjustments to reconcile net income to cash
Taxes	-628	-640	-1,137	1,394	-166	-560	-226	1,303
Earnings/dividends in JV and associated companies	1,764	1,718	1,319	1,282	313	364	123	676
Depreciation, amortization and impairment losses	1,852	3,112	3,268	3,892	3,133	2,304	2,270	2,246
Other	-623	-643	978	-52	-435	-260	-947	2,352

Net income affecting cash	4,198	4,344	5,200	7,241	4,119	3,875	4,773	10,958

Changes in operating net assets
Inventories	-2,362	1,606	660	5,303	-1,465	-3,462	-3,763	773
Customer financing, current and non-current	-1	-267	394	472	-598	-208	-437	-882
Trade receivables	1,810	5,017	3,655	-2,814	3,954	-3,816	7,443	-3,175
Trade payables	-1,360	-1,863	-2,096	1,797	-955	1,433	1,292	4,194
Provisions and post-employment benefits	-3,265	1,532	-1,060	-157	-1,058	788	-1,726	-743
Other operating assets and liabilities, net	-1,878	-1,238	-1,076	684	-1,703	-1,317	4,237	4,052

	-7,056	4,787	477	5,285	-1,825	-6,582	7,046	4,219
Cash flow from operating activities	-2,858	9,131	5,677	12,526	2,294	-2,707	11,819	15,177

Investing activities
Investments in property, plant and equipment	-1,018	-1,189	-690	-1,109	-659	-1,016	-1,027	-984
Sales of property, plant and equipment	25	114	99	296	47	45	17	15
Acquisitions/divestments of subsidiaries and other operations, net	-9,491	981	-750	-8,822	-1,080	-868	-559	-325
Product development	-209	-327	-245	-662	-278	-724	-317	-325
Other investing activities	-1,417	886	3,226	-89	1,859	-1,819	-817	-710
Short-term investments	-424	522	-17,847	678	-3,844	5,949	-3,368	-1,753

Cash flow from investing activities	-12,534	987	-16,207	-9,708	-3,955	1,567	-6,071	-4,082

Cash flow before financing activities	-15,392	10,118	-10,530	2,818	-1,661	-1,140	5,748	11,095

Financing activities
Dividends paid	—	-5,956	-20	-342	—	-6,401	-238	-38
Other financing activities	1,874	8,012	535	-5,804	-56	1,529	1,165	-1,631

Cash flow from financing activities	1,874	2,056	515	-6,146	-56	-4,872	927	-1,669

Effect of exchange rate changes on cash	53	441	-1,263	441	-42	583	-1,088	241

Net change in cash	-13,465	12,615	-11,278	-2,887	-1,759	-5,429	5,587	9,667

Cash and cash equivalents, beginning of period	37,813	24,348	36,963	25,685	22,798	21,039	15,610	21,197

Cash and cash equivalents, end of period	24,348	36,963	25,685	22,798	21,039	15,610	21,197	30,864

Ericsson Fourth Quarter Report 2010, January 25, 2011	24

Parent Company Income Statement

	Oct - Dec		Jan - Dec
SEK million	2009	2010	2009	2010

Net sales	9	7	300	33
Cost of sales	-20	-12	-21	-29

Gross income	-11	-5	279	4

Operating expenses	-801	-490	-3,137	-2,956
Other operating income and expenses	766	771	2,977	3,118

Operating income	-46	276	119	166

Financial net	2,286	614	7,962	6,645

Income after financial items	2,240	890	8,081	6,811

Transfers to (-) / from untaxed reserves	902	-100	902	-100
Taxes	-341	-35	-804	-117

Net income	2,801	755	8,179	6,594

Statement of Comprehensive Income

	Oct - Dec		Jan - Dec
SEK million	2009	2010	2009	2010

Net income	2,801	755	8,179	6,594

Cash flow hedges
Gains/losses arising during the period	170	—	612	136
Adjustments for amounts transferred to initial carrying amount of hegded items	—	—	-1,385	-136

Tax on items reported directly in or transferred from equity	—	—	204	—

Other comprehensive income	170		-569	—

Total comprehensive income	2,971	755	7,610	6,594

Parent Company Balance Sheet

SEK million	Dec 31 2009	Dec 31 2010

ASSETS
Fixed assets
Intangible assets	2,219	1,046
Tangible assets	527	527
Financial assets	101,344	99,013

	104,090	100,586

Current assets
Inventories	61	57
Receivables	23,704	21,554
Short-term investments	53,926	56,148
Cash and cash equivalents	8,477	15,439

	86,168	93,198

Total assets	190,258	193,784

STOCKHOLDERS’ EQUITY, PROVISIONS AND LIABILITIES
Equity
Restricted equity	47,859	47,859
Non-restricted equity	41,953	42,974

	89,812	90,833

Untaxed reserves	915	1,015

Provisions	1,069	960

Non-current liabilities	57,011	52,842

Current liabilities	41,451	48,134

Total stockholders’ equity, provisions and liabilities	190,258	193,784

Assets pledged as collateral	550	658
Contingent liabilities	13,072	13,783

Ericsson Fourth Quarter Report 2010, January 25, 2011	25

Accounting Policies

The Group

This interim report is prepared in accordance with IAS 34. The term “IFRS” used in this document refers to the application of IAS and IFRS as well as interpretations of these standards as issued by IASB’s Standards Interpretation Committee (SIC) and IFRS Interpretations Committee. The accounting policies adopted are consistent with those of the annual report for the year ended December 31, 2009, and should be read in conjunction with that annual report.

As from January 1, 2010, the Company has applied the following new or amended IFRS:

•	IFRS 3 Business Combinations (revised)

The revised standard continues to apply the acquisition method to business combinations, with some significant changes. For example, an expansion of the definition of a business and a business combination, all payments to purchase a business are to be recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently re-measured through the income statement. There is a choice on an acquisition-by-acquisition basis to measure the non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets. All acquisition-related costs should be expensed as incurred.

•	IAS 27 Consolidated and separate financial statements (revised)

The revised standard requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains or losses. The standard also specifies the accounting when control is lost. Any remaining interest in the entity is re-measured to fair value, and a gain or loss is recognized in income statement.

The following new or amended standards and interpretations have also been adopted:

•	IFRIC17, Distributions of Non-Cash Assets to Owners (Issued November 27, 2008)

•	IFRS 2, amendment, Group Cash-settled Share-based Payment Transactions (issued June 18, 2009)

•	Improvements to IFRSs (Issued April 16, 2009)

None of the new or amended standards and interpretations has had any significant impact on the financial result or position of the Company. There is no difference between IFRS effective as per December 31, 2010 and IFRS as endorsed by the EU. However, the impact on business combination accounting due to the revised IFRS 3 Business Combinations is dependent on type and size of any future arrangement involving business combination.

Parent Company

The financial statements of the Parent Company have been prepared in accordance with RFR2.

Ericsson Fourth Quarter Report 2010, January 25, 2011	26

Accounting Policies (cont.)

Changes in external reporting

Change in segments

As of January 1, 2010, Ericsson reports the following segments: Networks, Global Services, Multimedia, Sony Ericsson and ST-Ericsson. The only change compared to previous years is that Network Rollout is now included in Global Services instead of Networks. All other segments are unchanged. With this change the external reporting is aligned with the new internal reporting structure.

Segments as of January 1, 2010:

Networks

Global Services

Of which Professional Services

Of which Managed Services

Of which Network Rollout

Multimedia

Sony Ericsson

ST-Ericsson

Change in geographical break down

As of January 1, 2010, the geographical reporting structure is changed. Instead of five geographical areas, ten regions are reported, mirroring the new internal geographical organization. A part called “Other” is also be reported, consisting of business not reported in the geographical structure, e.g. embedded modules, cables, power modules as well as intellectual property rights and licenses.

Regions as of January 1, 2010:

North America

Latin America

North Europe and Central Asia

Western and Central Europe

Mediterranean

Middle East

Sub-Saharan Africa

India

China and Northeast Asia

South East Asia and Oceania

Other

In 2008 and 2009 Ericsson reported top 15 countries. As of January 1, 2010, top five countries are reported.

EBITA replaces EBITDA

As of January 1, 2010, EBITA and EBITA margin for segments are reported. This is also reported for Network Rollout and Professional Services in Global Services. For the Managed Services sales figures are reported. EBITA is defined as Earnings Before Interest, Tax, Amortizations and write-downs of acquired intangibles. EBITA margin is defined as Earnings Before Interest, Taxes, Amortizations and write-downs of acquired intangibles, as a percentage of Net Sales. Previous years, Ericsson has reported EBITDA. The shift to EBITA is done to better reflect the underlying business.

Numbers have been restated for 2009 accordingly.

Ericsson Fourth Quarter Report 2010, January 25, 2011	27

Net Sales by Segment by Quarter

Since the segments Sony Ericsson and ST-Ericsson are reported in accordance with the equity method, their sales are not included below. Net sales related to these segments are disclosed under SEGMENT RESULTS. Net sales related to other segments are set out below.

	2009				2010
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Networks1)	28,842	28,795	24,504	31,844	24,704	25,472	26,087	36,445
Global Services1)	17,486	20,019	18,578	23,137	18,098	20,080	19,076	22,869
Of which Professional Services	12,799	14,077	12,780	16,466	13,251	14,838	13,736	16,704
Of which Managed Services	4,178	4,587	3,570	5,098	4,888	5,642	5,227	5,361
Of which Network Rollout	4,687	5,942	5,798	6,671	4,847	5,242	5,340	6,165
Multimedia	3,241	3,328	3,351	3,352	2,310	2,420	2,318	3,469

Total	49,569	52,142	46,433	58,333	45,112	47,972	47,481	62,783

	2009				2010
Sequential change, percent	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Networks1)	-25%	0%	-15%	30%	-22%	3%	2%	40%
Global Services1)	-26%	14%	-7%	25%	-22%	11%	-5%	20%
Of which Professional Services	-21%	10%	-9%	29%	-20%	12%	-7%	22%
Of which Managed Services	-2%	10%	-22%	43%	-4%	15%	-7%	3%
Of which Network Rollout	-38%	27%	-2%	15%	-27%	8%	2%	15%
Multimedia	-17%	3%	1%	0%	-31%	5%	-4%	50%

Total	-26%	5%	-11%	26%	-23%	6%	-1%	32%

	2009				2010
Year over year change, percent	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Networks1)	13%	1%	-13%	-17%	-14%	-12%	6%	14%
Global Services1)	20%	27%	13%	-3%	3%	0%	3%	-1%
Of which Professional Services	28%	28%	9%	2%	4%	5%	7%	1%
Of which Managed Services	37%	37%	-1%	19%	17%	23%	46%	5%
Of which Network Rollout	4%	24%	24%	-12%	3%	-12%	-8%	-8%
Multimedia	25%	23%	-4%	-14%	-29%	-27%	-31%	3%

Total	12%	7%	-6%	-13%	-9%	-8%	2%	8%

	2009				2010
Year to date, SEK million	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec
Networks1)	28,842	57,637	82,141	113,985	24,704	50,176	76,263	112,708
Global Services1)	17,486	37,505	56,083	79,220	18,098	38,178	57,254	80,123
Of which Professional Services	12,799	26,876	39,656	56,122	13,251	28,089	41,825	58,529
Of which Managed Services	4,178	8,765	12,335	17,433	4,888	10,530	15,757	21,118
Of which Network Rollout	4,687	10,629	16,427	23,098	4,847	10,089	15,429	21,594
Multimedia	3,241	6,569	9,920	13,272	2,310	4,730	7,048	10,517

Total	49,569	101,711	148,144	206,477	45,112	93,084	140,565	203,348

Year to date, year over year change, percent	2009				2010
	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec
Networks1)	13%	7%	0%	-5%	-14%	-13%	-7%	-1%
Global Services1)	20%	24%	20%	12%	3%	2%	2%	1%
Of which Professional Services	28%	28%	21%	15%	4%	5%	5%	4%
Of which Managed Services	37%	37%	24%	22%	17%	20%	28%	21%
Of which Network Rollout	4%	14%	18%	7%	3%	-5%	-6%	-7%
Multimedia	25%	24%	13%	5%	-29%	-28%	-29%	-21%

Total	12%	10%	4%	-1%	-9%	-8%	-5%	-2%

1)	For 2009 Networks and Global Services are restated in accordance with the change in segments.

Ericsson Fourth Quarter Report 2010, January 25, 2011	28

Operating Income by Segment by Quarter

	2009				2010
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Networks1)	3,067	1,265	1,138	2,128	1,540	2,507	3,717	4,717
Global Services1)	1,520	2,249	1,426	1,076	1,325	1,377	1,891	1,920
Of which Professional Services	1,749	2,265	1,628	1,347	1,419	1,331	1,925	1,875
Of which Network Rollout	-229	-16	-202	-271	-94	46	-34	45
Multimedia	44	18	330	263	-335	-479	-187	358
Unallocated2)	-77	-323	-168	-287	-158	-128	-109	-410

Subtotal Segments excluding Sony Ericsson and ST-Ericsson	4,554	3,209	2,726	3,180	2,372	3,277	5,312	6,585

Sony Ericsson	-2,070	-1,543	-1,036	-1,044	76	134	290	164
ST-Ericsson3)	-709	-453	-546	-351	-467	-391	-392	-505

Subtotal Sony Ericsson and ST-Ericsson	-2,779	-1,996	-1,582	-1,395	-391	-257	-102	-341

Total	1,775	1,213	1,144	1,785	1,981	3,020	5,210	6,244

	2009				2010
Year to date, SEK million	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec
Networks1)	3,067	4,332	5,470	7,598	1,540	4,047	7,764	12,481
Global Services1)	1,520	3,769	5,195	6,271	1,325	2,702	4,593	6, 513
Of which Professional Services	1,749	4,015	5,643	6,990	1,419	2,750	4,675	6,550
Of which Network Rollout	-229	-246	-448	-719	-94	-48	-82	-37
Multimedia	44	62	392	655	-335	-814	-1,001	-643
Unallocated2)	-77	-400	-568	-855	-158	-286	-395	-805

Subtotal Segments excluding Sony Ericsson and ST-Ericsson	4,554	7,763	10,489	13,669	2,372	5,649	10,961	17,546

Sony Ericsson	-2,070	-3,613	-4,649	-5,693	76	210	500	664
ST-Ericsson3)	-709	-1,162	-1,708	-2,059	-467	-858	-1,250	-1,755

Subtotal Sony Ericsson and ST-Ericsson	-2,779	-4,775	-6,357	-7,752	-391	-648	-750	-1,091

Total	1,775	2,988	4,132	5,917	1,981	5,001	10,211	16,455

Operating Margin by Segment by Quarter

As percentage of net sales, isolated quarters	2009				2010
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Networks1)	11%	4%	5%	7%	6%	10%	14%	13%
Global Services1)	9%	11%	8%	5%	7%	7%	10%	8%
Of which Professional Services	14%	16%	13%	8%	11%	9%	14%	11%
Of which Network Rollout	-5%	0%	-3%	-4%	-2%	1%	-1%	1%
Multimedia	1%	1%	10%	8%	-15%	-20%	-8%	10%

Subtotal excluding Sony Ericsson and ST-Ericsson	9%	6%	6%	5%	5%	7%	11%	10%

As percentage of net sales, Year to date	2009				2010
	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec
Networks1)	11%	8%	7%	7%	6%	8%	10%	11%
Global Services1)	9%	10%	9%	8%	7%	7%	8%	8%
Of which Professional Services	14%	15%	14%	12%	11%	10%	11%	11%
Of which Network Rollout	-5%	-2%	-3%	-3%	-2%	0%	-1%	0%
Multimedia	1%	1%	4%	5%	-15%	-17%	-14%	-6%

Subtotal excluding Sony Ericsson and ST-Ericsson	9%	8%	7%	7%	5%	6%	8%	9%

1)	For 2009 Networks and Global Services are restated in accordance with the change in segments.
2)	“Unallocated” consists mainly of costs for corporate staff, non-operational capital gains and losses.
3)

First quarter 2009 includes a loss of SEK 0.5 b for January for Ericsson Mobile Platforms operations which as from February 1, 2009, are reported in ST-Ericsson. Second quarter 2009 includes a capital gain of SEK 0.1 b related to Ericsson Mobile Platforms. Fourth quarter 2009 includes a gain of SEK 0.1 b related to Ericsson Mobile Platforms.

Ericsson Fourth Quarter Report 2010, January 25, 2011	29

EBITA by Segment by Quarter

	2009				2010
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Networks1)	3,604	3,071	3,064	4,268	3,052	3,355	4,774	5,597
Global Services1)	1,606	2,334	1,671	1,259	1,770	1,523	1,954	2,117
Of which Professional Services	1,825	2,339	1,863	1,503	1,764	1,449	1,980	2,018
Of which Network Rollout	-219	-5	-192	-244	6	74	-26	99
Multimedia	249	226	468	514	-123	-262	-7	538
Unallocated2)	-73	-327	-162	-284	-158	-127	-108	-408

Subtotal Segments excluding Sony Ericsson and ST-Ericsson	5,386	5,304	5,041	5,757	4,541	4,489	6,613	7,844
Sony Ericsson	-2,070	-1,543	-1,036	-1,044	76	134	290	164
ST-Ericsson3)	-709	-453	-546	-351	-467	-391	-392	-505

Subtotal Sony Ericsson and ST-Ericsson	-2,779	-1,996	-1,582	-1,395	-391	-257	-102	-341

Total	2,607	3,308	3,459	4,362	4,150	4,232	6,511	7,503

	2009				2010
Year to date, SEK million	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec
Networks1)	3,604	6,675	9,739	14,007	3,052	6,407	11,181	16,778
Global Services1)	1,606	3,940	5,611	6,870	1,770	3,293	5,247	7,364
Of which Professional Services	1,825	4,165	6,028	7,531	1,764	3,213	5,193	7,211
Of which Network Rollout	-219	-225	-417	-661	6	80	54	153
Multimedia	249	475	943	1,457	-123	-385	-392	146
Unallocated2)	-73	-400	-562	-846	-158	-285	-393	-801

Subtotal Segments excluding Sony Ericsson and ST-Ericsson	5,386	10,690	15,731	21,488	4,541	9,030	15,643	23,487
Sony Ericsson	-2,070	-3,613	-4,649	-5,693	76	210	500	664
ST-Ericsson3)	-709	-1,162	-1,708	-2,059	-467	-858	-1,250	-1,755

Subtotal Sony Ericsson and ST-Ericsson	-2,779	-4,775	-6,357	-7,752	-391	-648	-750	-1,091

Total	2,607	5,915	9,374	13,736	4,150	8,382	14,893	22,396

EBITA Margin by Segment by Quarter

As percentage of net sales, isolated quarters	2009				2010
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Networks1)	13%	11%	13%	13%	12%	13%	18%	15%
Global Services1)	9%	12%	9%	5%	10%	8%	10%	9%
Of which Professional Services	14%	17%	15%	9%	13%	10%	14%	12%
Of which Network Rollout	-5%	0%	-3%	-4%	0%	1%	-1%	2%
Multimedia	8%	7%	14%	15%	-5%	-11%	0%	15%

Subtotal excluding Sony Ericsson and ST-Ericsson	11%	10%	11%	10%	10%	9%	14%	12%

As percentage of net sales, Year to date	2009				2010
	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec
Networks1)	13%	12%	12%	12%	12%	13%	15%	15%
Global Services1)	9%	11%	10%	9%	10%	9%	9%	9%
Of which Professional Services	14%	16%	15%	13%	13%	11%	12%	12%
Of which Network Rollout	-5%	-2%	-3%	-3%	0%	1%	0%	1%
Multimedia	8%	7%	10%	11%	-5%	-8%	-6%	1%

Subtotal excluding Sony Ericsson and ST-Ericsson	11%	11%	11%	10%	10%	10%	11%	12%

1)	For 2009 Networks and Global Services are restated in accordance with the change in segments.
2)	“Unallocated” consists mainly of costs for corporate staff, non-operational capital gains and losses.
3)

First quarter 2009 includes a loss of SEK 0.5 b for January for Ericsson Mobile Platforms operations which as from February 1, 2009, are reported in ST-Ericsson. Second quarter 2009 includes a capital gain of SEK 0.1 b related to Ericsson Mobile Platforms. Fourth quarter 2009 includes a gain of SEK 0.1 b related to Ericsson Mobile Platforms.

Ericsson Fourth Quarter Report 2010, January 25, 2011	30

Net Sales by Region by Quarter

	2009				2010
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
North America	4,762	5,734	3,980	9,436	9,498	13,050	12,861	14,064
Latin America	4,376	4,797	4,993	5,859	3,964	4,200	3,667	6,051
Northern Europe & Central Asia1) 2)	2,889	2,884	2,709	3,499	2,300	2,679	2,363	4,829
Western & Central Europe2)	5,387	5,437	5,494	6,141	5,235	4,414	4,302	5,917
Mediterranean2)	6,131	6,797	5,181	7,052	5,060	5,630	5,020	6,918
Middle East	3,956	4,750	4,503	5,041	3,948	3,796	2,721	4,634
Sub Saharan Africa	4,677	3,643	3,190	3,831	2,418	2,951	1,795	2,030
India	4,025	3,653	4,156	3,428	2,303	1,351	2,129	2,843
China & North East Asia	5,790	7,171	5,600	7,399	4,950	4,607	6,940	9,468
South East Asia & Oceania	5,209	5,679	4,790	5,171	3,517	3,643	3,822	3,920
Other1) 2)	2,367	1,597	1,837	1,476	1,919	1,651	1,861	2,109

Total	49,569	52,142	46,433	58,333	45,112	47,972	47,481	62,783

1) Of which Sweden	1,197	1,091	1,076	732	1,047	996	1,023	1,171
2) Of which EU	12,604	12,595	11,033	13,081	11,065	10,384	9,664	12,594

	2009				2010
Sequential change, percent	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
North America	3%	20%	-31%	137%	1%	37%	-1%	9%
Latin America	-44%	10%	4%	17%	-32%	6%	-13%	65%
Northern Europe & Central Asia1) 2)	-44%	0%	-6%	29%	-34%	16%	-12%	104%
Western & Central Europe2)	-21%	1%	1%	12%	-15%	-16%	-3%	38%
Mediterranean2)	-37%	11%	-24%	36%	-28%	11%	-11%	38%
Middle East	-26%	20%	-5%	12%	-22%	-4%	-28%	70%
Sub Saharan Africa	-4%	-22%	-12%	20%	-37%	22%	-39%	13%
India	-13%	-9%	14%	-18%	-33%	-41%	58%	34%
China & North East Asia	-32%	24%	-22%	32%	-33%	-7%	51%	36%
South East Asia & Oceania	-20%	9%	-16%	8%	-32%	4%	5%	3%
Other1) 2)	-17%	-33%	15%	-20%	30%	-14%	13%	13%

Total	-26%	5%	-11%	26%	-23%	6%	-1%	32%

1) Of which Sweden	-50%	-9%	-1%	-32%	43%	-5%	3%	14%
2) Of which EU	-31%	0%	-12%	19%	-15%	-6%	-7%	30%

	2009				2010
Year-over-year change, percent	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
North America	63%	46%	-2%	104%	99%	128%	223%	49%
Latin America	7%	-2%	-18%	-25%	-9%	-12%	-27%	3%
Northern Europe & Central Asia1) 2)	-5%	-9%	-23%	-32%	-20%	-7%	-13%	38%
Western & Central Europe2)	11%	14%	9%	-10%	-3%	-19%	-22%	-4%
Mediterranean2)	-4%	3%	-23%	-28%	-17%	-17%	-3%	-2%
Middle East	-5%	12%	10%	-6%	0%	-20%	-40%	-8%
Sub Saharan Africa	47%	5%	-17%	-21%	-48%	-19%	-44%	-47%
India	42%	-5%	7%	-26%	-43%	-63%	-49%	-17%
China & North East Asia	27%	38%	50%	-14%	-15%	-36%	24%	28%
South East Asia & Oceania	29%	15%	-13%	-20%	-32%	-36%	-20%	-24%
Other1) 2)	-42%	-53%	-33%	-48%	-19%	3%	1%	43%

Total	12%	7%	-6%	-13%	-9%	-8%	2%	8%

1) Of which Sweden	-40%	-53%	-51%	-69%	-13%	-9%	-5%	60%
2) Of which EU	-1%	-6%	-16%	-29%	-12%	-18%	-12%	-4%

Ericsson Fourth Quarter Report 2010, January 25, 2011	31

Net Sales by Region by Quarter (cont.)

	2009				2010
Year to date, SEK million	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec
North America	4,762	10,496	14,476	23,912	9,498	22,548	35,409	49,473
Latin America	4,376	9,173	14,166	20,025	3,964	8,164	11,831	17,882
Northern Europe & Central Asia1) 2)	2,889	5,773	8,482	11,981	2,300	4,979	7,342	12,171
Western & Central Europe2)	5,387	10,824	16,318	22,459	5,235	9,649	13,951	19,868
Mediterranean2)	6,131	12,928	18,109	25,161	5,060	10,690	15,710	22,628
Middle East	3,956	8,706	13,209	18,250	3,948	7,744	10,465	15,099
Sub Saharan Africa	4,677	8,320	11,510	15,341	2,418	5,369	7,164	9,194
India	4,025	7,678	11,834	15,262	2,303	3,654	5,783	8,626
China & North East Asia	5,790	12,961	18,561	25,960	4,950	9,557	16,497	25,965
South East Asia & Oceania	5,209	10,888	15,678	20,849	3,517	7,160	10,982	14,902
Other1) 2)	2,367	3,964	5,801	7,277	1,919	3,570	5,431	7,540

Total	49,569	101,711	148,144	206,477	45,112	93,084	140,565	203,348

1) Of which Sweden	1,197	2,288	3,364	4,096	1,047	2,043	3,066	4,237
2) Of which EU	12,604	25,199	36,232	49,313	11,065	21,449	31,113	43,707

Year to date, year-over-year change, percent	2009				2010
	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec
North America	63%	53%	33%	54%	99%	115%	145%	107%
Latin America	7%	2%	-6%	-13%	-9%	-11%	-16%	-11%
Northern Europe & Central Asia1) 2)	-5%	-7%	-13%	-19%	-20%	-14%	-13%	2%
Western & Central Europe2)	11%	13%	11%	4%	-3%	-11%	-15%	-12%
Mediterranean2)	-4%	-1%	-8%	-15%	-17%	-17%	-13%	-10%
Middle East	-5%	4%	6%	2%	0%	-11%	-21%	-17%
Sub Saharan Africa	47%	25%	10%	0%	-48%	-35%	-38%	-40%
India	42%	15%	12%	0%	-43%	-52%	-51%	-43%
China & North East Asia	27%	33%	37%	18%	-15%	-26%	-11%	0%
South East Asia & Oceania	29%	21%	8%	-1%	-32%	-34%	-30%	-29%
Other1) 2)	-42%	-47%	-44%	-45%	-19%	-10%	-6%	4%

Total	12%	10%	4%	-1%	-9%	-8%	-5%	-2%

1) Of which Sweden	-40%	-47%	-48%	-54%	-13%	-11%	-9%	3%
2) Of which EU	-1%	-4%	-8%	-14%	-12%	-15%	-14%	-11%

Ericsson Fourth Quarter Report 2010, January 25, 2011	32

External Net Sales by Region by Segment

Since the segments Sony Ericsson and ST-Ericsson are reported in accordance with the equity method, their sales are not included below. Net sales related to these segments are disclosed under SEGMENT RESULTS. Net sales related to other segments are set out below.

Isolated quarter, SEK million Q4 2010	Networks	Global Services	Multimedia	Total
North America	8,500	5,184	380	14,064
Latin America	3,053	2,656	342	6,051
Northern Europe & Central Asia	3,252	1,391	186	4,829
Western & Central Europe	2,809	2,779	329	5,917
Mediterranean	3,366	3,090	462	6,918
Middle East	2,192	1,904	538	4,634
Sub Saharan Africa	823	980	227	2,030
India	1,842	713	288	2,843
China & North East Asia	6,740	2,532	196	9,468
South East Asia & Oceania	2,322	1,435	163	3,920
Other	1,546	205	358	2,109

Total	36,445	22,869	3,469	62,783

Share of Total	58%	36%	6%	100%

Year to date, SEK million Jan - Dec 2010	Networks	Global Services	Multimedia	Total
North America	30,540	17,680	1,253	49,473
Latin America	9,216	7,720	946	17,882
Northern Europe & Central Asia	7,242	4,297	632	12,171
Western & Central Europe	8,306	10,517	1,045	19,868
Mediterranean	10,597	10,628	1,403	22,628
Middle East	7,189	6,554	1,356	15,099
Sub Saharan Africa	3,584	4,618	992	9,194
India	5,126	2,780	720	8,626
China & North East Asia	17,104	8,316	545	25,965
South East Asia & Oceania	7,833	6,498	571	14,902
Other	5,971	515	1,054	7,540

Total	112,708	80, 23	10,517	203,348

Share of Total	56%	39%	5%	100%

Top 5 Countries in Sales

Country	Q4 2009	Q4 2010	Jan - Dec 2009	Jan - Dec 2010
United States	15%	20%	10%	23%
China	10%	9%	9%	7%
Japan	2%	4%	3%	5%
India	6%	5%	7%	4%
Italy	4%	4%	4%	4%

Ericsson Fourth Quarter Report 2010, January 25, 2011	33

Provisions

	2009				2010
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Opening balance	14,350	12,592	13,957	12,386	12,431	12,064	13,061	10,937
Additions	1,672	3,710	2,169	3,591	1,777	2,416	803	1,718
Utilization/Cash out	-3,052	-1,982	-3,083	-2,612	-1,565	-1,498	-1,722	-2,369
Of which restructuring	-1,179	-753	-1,241	-1,075	-677	-701	-911	-973
Reversal of excess amounts	-287	-146	-121	-1,193	-498	-346	-417	-593
Reclassification, translation difference and other	-91	-217	-536	259	-81	425	-788	51

Closing balance	12,592	13,957	12,386	12,431	12,064	13,061	10,937	9,744

	2009				2010
Year to date, SEK million	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec
Opening balance	14,350	14,350	14,350	14,350	12,431	12,431	12,431	12,431
Additions	1,672	5,382	7,551	11,142	1,777	4,193	4,996	6,714
Utilization/Cash out	-3,052	-5,034	-8,117	-10,729	-1,565	-3,063	-4,785	-7,154
Of which restructuring	-1,179	-1,932	-3,173	-4,248	-677	-1,378	-2,289	-3,262
Reversal of excess amounts	-287	-433	-554	-1,747	-498	-844	-1,261	-1,854
Reclassification, translation difference and other	-91	-308	-844	-585	-81	344	-444	-393

Closing balance	12,592	13,957	12,386	12,431	12,064	13,061	10,937	9,744

Number of Employees

	2009				2010
End of period	Mar 31	Jun 30	Sep 30	Dec 31	Mar 31	Jun 30	Sep 30	Dec 31
North America	5,447	5,284	11,199	11,222	13,450	13,857	13,430	13,498
Latin America	8,031	7,858	5,721	6,055	6,134	6,150	6,353	7,181
Northern Europe & Central Asia1)	21,410	21,200	22,103	21,993	21,813	21,806	21,550	21,425
Western & Central Europe	11,615	11,822	11,701	11,622	11,418	11,174	10,690	10,818
Mediterranean	10,013	10,061	10,019	9,509	10,884	10,857	10,815	10,795
Middle East	3,945	3,867	3,778	3,744	3,598	3,568	3,553	3,982
Sub Saharan Africa	1,832	1,853	2,202	2,104	2,044	1,944	1,662	1,626
India	3,375	3,614	3,798	4,184	4,726	5,408	6,086	6,710
China & North East Asia	6,029	6,409	6,773	6,894	7,400	7,668	9,223	9,807
South East Asia & Oceania	5,223	5,280	5,232	5,166	5,070	4,981	4,698	4,419

Total	76,920	77,248	82,526	82,493	86,537	87,413	88,060	90,261

1) Of which Sweden	18,812	18,605	18,311	18,217	18,082	18,070	17,942	17,848

Information on investments in assets subject to depreciation, amortization, impairment and write-downs

	2009				2010
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Additions
Property, plant and equipment	1,018	1,189	690	1,110	659	1,016	1,027	984
Capitalized development expenses	209	327	245	662	278	724	317	325
IPR, brands and other intangible assets	7	50	438	5,941	622	521	2,490	715

Total	1,234	1,566	1,373	7,713	1,559	2,261	3,834	2,024

Depreciation, amortization and impairment losses
Property, plant and equipment	817	844	776	1,065	796	901	798	801
Capitalized development expenses	202	173	177	251	168	192	171	185
IPR, brands and other intangible assets1)	833	2,095	2,315	2,575	2,169	1,211	1,301	1,260

Total	1,852	3,112	3,268	3,891	3,133	2,304	2,270	2,246

1) Of which restructuring costs	—	1,275	1,509	1,471	945	—	14	—

Ericsson Fourth Quarter Report 2010, January 25, 2011	34

Other Information

	Oct - Dec		Jan - Dec
	2009	2010	2009	2010
Number of shares and earnings per share
Number of shares, end of period (million)	3,273	3,273	3,273	3,273
of which class A-shares (million)	262	262	262	262
of which class B-shares (million)	3,011	3,011	3,011	3,011
Number of treasury shares, end of period (million)	79	73	79	73
Number of shares outstanding, basic, end of period (million)	3,194	3,200	3,194	3,200
Numbers of shares outstanding, diluted, end of period (million)	3,216	3,229	3,216	3,229
Average number of treasury shares (million)	80	74	75	76
Average number of shares outstanding, basic (million)	3,194	3,200	3,190	3,197
Average number of shares outstanding, diluted (million)1)	3,216	3,228	3,212	3,226
Earnings per share, basic (SEK)	0.10	1.35	1.15	3.49
Earnings per share, diluted (SEK)1)	0.10	1.34	1.14	3.46
1) Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.

Ratios
Days sales outstanding	—	—	106	88
Inventory turnover days	57	67	68	74
Payable days	42	51	57	62
Equity ratio (%)	—	—	52.3%	52.1%
Return on equity (%)	0.9%	12.2%	2.6%	7.8%
Return on capital employed (%)	4.6%	14.1%	4.3%	9.6%
Capital turnover (times)	1.3	1.4	1.1	1.1
Payment readiness, end of period	—	—	88,960	96,951
Payment readiness, as percentage of sales	—	—	43.1%	47.7%

Exchange rates used in the consolidation
SEK/EUR - average rate	—	—	10.63	9.56
- closing rate	—	—	10.30	9.02
SEK/USD - average rate	—	—	7.63	7.20
- closing rate	—	—	7.18	6.80

Other
Export sales from Sweden	25,208	32,055	94,829	100,070

Ericsson Planning Assumptions for Year 2011

Research and development expenses

We estimate R&D expenses for the full year 2011 to be at around SEK 31-33 b. The estimate includes restructuring charges, amortizations/write-downs of intangible assets related to major acquisitions previously made. However, currency effects may cause this to change.

Capital expenditures

Excluding acquisitions, the capital expenditures in relation to sales are not expected to be significantly different in 2011, remaining at roughly two percent of sales.

Utilization of provisions

The expected utilization of provisions for year 2011 will be stated in the Annual Report 2010.

Ericsson Fourth Quarter Report 2010, January 25, 2011	35

Consolidated Operating Income excl. Restructuring Charges

	2009				2010
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Net sales	49,569	52,142	46,433	58,333	45,112	47,972	47,481	62,783
Cost of sales	-31,585	-33,215	-29,623	-37,675	-27,727	-29,258	-28,960	-39,795

Gross income	17,984	18,927	16,810	20,658	17,385	18,714	18,521	22,988
Gross margin (%)	36.3%	36.3%	36.2%	35.4%	38.5%	39.0%	39.0%	36.6%

Research and development expenses	-6,802	-6,761	-6,418	-7,029	-7,265	-7,133	-7,221	-8,257
Selling and administrative expenses	-6,809	-6,886	-5,164	-7,014	-5,881	-6,752	-5,731	-6,930

Operating expenses	-13,611	-13,647	-11,582	-14,043	-13,146	-13,885	-12,952	-15,187

Other operating income and expenses	342	1,640	222	878	302	500	620	581

Operating income before share in earnings of JV and associated companies	4,715	6,920	5,450	7,493	4,541	5,329	6,189	8,382
Operating margin before share in earnings of JV and associated companies (%)	9.5%	13.3%	11.7%	12.8%	10.1%	11.1%	13.0%	13.4%

Share in earnings of JV and associated companies	-2,170	-1,997	-1,480	-431	-260	-142	3	-304

Operating income	2,545	4,923	3,970	7,062	4,281	5,187	6,192	8,078

Earnings per share, basic (SEK) excl. JV’s and ass. comp	1.19	1.53	1.21	1.37	0.96	1.10	1.37	1.83
Earnings per share, diluted (SEK)1) excl. JV’s and ass. comp	1.19	1.52	1.20	1.36	0.96	1.09	1.36	1.81
1) Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.

Restructuring Charges by Function

	2009				2010
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Cost of sales	-371	-1,317	-832	-1,660	-800	-977	-377	-1,200
Research and development expenses	-278	-1,690	-1,800	-2,277	-261	-619	-468	-334
Selling and administrative expenses	-53	-558	-115	-308	-1,127	-404	-44	-203

Subtotal Ericsson excluding Sony Ericsson and ST-Ericsson	-702	-3,565	-2,747	-4,245	-2,188	-2,000	-889	-1,737

Share in Sony Ericsson charges	-66	-5	-9	-797	-15	-147	-27	-12
Share in ST-Ericsson charges	-2	-140	-70	-233	-97	-19	-66	-86

Subtotal Sony Ericsson and ST-Ericsson	-68	-145	-79	-1,030	-112	-166	-93	-98

Total	-770	-3,710	-2,826	-5,275	-2,300	-2,166	-982	-1,835

Restructuring Charges by Segment

	2009				2010
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Networks	-502	-2,283	-2,407	-3,166	-1,450	-885	-593	-987
Global Services	-190	-982	-311	-951	-680	-954	-295	-746
Of which Professional Services	-175	-767	-252	-850	-588	-830	-246	-702
Of which Network Rollout	-15	-215	-59	-101	-92	-124	-49	-44
Multimedia	-10	-277	-28	-70	-45	-153	-1	-8
Unallocated	—	-23	-1	-58	-13	-8	—	4

Subtotal Ericsson excluding Sony Ericsson and ST-Ericsson	-702	-3,565	-2,747	-4,245	-2,188	-2,000	-889	-1,737

Sony Ericsson	-66	-5	-9	-797	-15	-147	-27	-12
ST-Ericsson	-2	-140	-70	-233	-97	-19	-66	-86

Subtotal Sony Ericsson and ST-Ericsson	-68	-145	-79	-1030	-112	-166	-93	-98

Total	-770	-3,710	-2,826	-5,275	-2,300	-2,166	-982	-1,835

Ericsson Fourth Quarter Report 2010, January 25, 2011	36

Operating Income by Segment excl. Restructuring Charges

	2009				2010
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Networks1)	3,569	3,548	3,545	5,294	2,990	3,392	4,310	5,703
Global Services1)	1,710	3,231	1,737	2,027	2,005	2,331	2,186	2,666
Of which Professional Services	1,924	3,032	1,880	2,197	2,007	2,161	2,171	2,577
Of which Network Rollout	-214	199	-143	-170	-2	170	15	89
Multimedia	54	295	358	333	-290	-326	-186	366
Unallocated2)	-77	-300	-167	-229	-145	-119	-109	-414

Subtotal Ericsson excluding Sony Ericsson and ST-Ericsson	5,256	6,774	5,473	7,425	4,560	5,278	6,201	8,321

Sony Ericsson	-2,004	-1,538	-1,027	-247	91	281	317	176
ST-Ericsson3)	-707	-313	-476	-118	-370	-372	-326	-419

Subtotal Sony Ericsson and ST-Ericsson	-2,711	-1,851	-1,503	-365	-279	-91	-9	-243

Total	2,545	4,923	3,970	7,060	4,281	5,187	6,192	8,078

Operating Margin by Segment excl. Restructuring Charges
As percentage of net sales, isolated quarters	2009				2010
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Networks1)	12%	12%	14%	17%	12%	13%	17%	16%
Global Services1)	10%	16%	9%	9%	11%	12%	11%	12%
Of which Professional Services	15%	22%	15%	13%	15%	15%	16%	15%
Of which Network Rollout	-5%	3%	-2%	-3%	0%	3%	0%	1%
Multimedia	2%	9%	11%	10%	-13%	-13%	-8%	11%

Subtotal excluding Sony Ericsson and ST-Ericsson	11%	13%	12%	13%	10%	11%	13%	13%

EBITA by Segment excl. Restructuring Charges
	2009				2010
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Networks1)	4,106	4,079	3,962	5,963	3,869	4,240	5,367	6,583
Global Services1)	1,796	3,316	1,982	2,210	2,176	2,477	2,249	2,863
Of which Professional Services	2,000	3,106	2,115	2,353	2,150	2,276	2,226	2,720
Of which Network Rollout	-204	210	-133	-143	26	201	23	143
Multimedia	259	503	496	584	-116	-109	-6	546
Unallocated2)	-73	-304	-161	-226	-145	-119	-108	-412

Subtotal Ericsson excluding Sony Ericsson and ST-Ericsson	6,088	7,594	6,279	8,531	5,784	6,489	7,502	9,580

Sony Ericsson	-2,004	-1,538	-1,027	-247	91	281	317	176
ST-Ericsson3)	-707	-313	-476	-118	-370	-372	-326	-419

Subtotal Sony Ericsson and ST-Ericsson	-2,711	-1,851	-1,503	-365	-279	-91	-9	-243

Total	3,377	5,743	4,776	8,166	5,505	6,398	7,493	9,337

EBITA Margin by Segment excl. Restructuring Charges
As percentage of net sales, isolated quarters	2009				2010
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Networks1)	14%	14%	16%	19%	16%	17%	21%	18%
Global Services1)	10%	17%	11%	10%	12%	12%	12%	13%
Of which Professional Services	16%	22%	17%	14%	16%	15%	16%	16%
Of which Network Rollout	-4%	4%	-2%	-2%	1%	4%	0%	2%
Multimedia	8%	15%	15%	17%	-5%	-5%	0%	16%

Subtotal excluding Sony Ericsson and ST-Ericsson	12%	15%	14%	15%	13%	14%	16%	15%

1)	For 2009 Networks and Global Services are restated in accordance with the change in segments.
2)	“Unallocated” consists mainly of costs for corporate staffs, non-operational capital gains and losses.
3)

First quarter 2009 includes a loss of SEK 0.5 b for January for Ericsson Mobile Platforms operations which as from February 1, 2009, are reported in ST-Ericsson. Second quarter 2009 includes a capital gain of SEK 0.1 b related to Ericsson Mobile Platforms. Fourth quarter 2009 includes a gain of SEK 0.1 b related to Ericsson Mobile Platforms.

Ericsson Fourth Quarter Report 2010, January 25, 2011	37